Exhibit 12.1

Berkshire Hathaway Inc.

Calculation of ratio of consolidated earnings to consolidated fixed charges

(Dollars in millions)

	Nine months ended September 30,	Year ended December 31,
	2009	2008	2007	2006	2005	2004
Net earnings attributable to Berkshire Hathaway	$4,999	$4,994	$13,213	$11,015	$8,528	$7,308
Income tax expense	2,107	1,978	6,594	5,505	4,159	3,569
Earnings attributable to noncontrolling interests	288	602	354	258	104	59
Earnings from equity method investments	(307)	—	—	—	(523)	(237)
Fixed charges	1,711	2,276	2,202	1,979	867	875

Earnings available for fixed charges	$8,798	$9,850	$22,363	$18,757	$13,135	$11,574

Fixed charges
Interest on indebtedness (including amortization of debt discount and expense)	$1,492	$1,963	$1,910	$1,724	$723	$721
Rentals representing interest and other	219	313	292	255	144	154

	$1,711	$2,276	$2,202	$1,979	$867	$875

Ratio of earnings to fixed charges	5.14x	4.33x	10.16x	9.48x	15.15x	13.23x